CF Industries Holdings, Inc.
4 Parkway North, Suite 400
Deerfield, Illinois 60015-2590

847-405-2400
www.cfindustries.com

March 31, 2010

VIA EDGAR

Ms. Song P. Brandon, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0303

RE:	CF Industries Holdings, Inc. — Application for Withdrawal of
Registration Statement on Form S-4 (File No. 333-157462)

Dear Ms. Brandon:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), CF Industries Holdings, Inc. (the “Company”) hereby requests the withdrawal of the Company’s Registration Statement on Form S-4 (File No. 333-157462) filed with the Securities and Exchange Commission (the “Commission”) on February 23, 2009, as amended on April 14, 2009, together with all exhibits thereto (the “Registration Statement”). The Company’s request is based on the expiration of the exchange offer to which the Registration Statement relates. The Registration Statement was never declared effective and no securities have been sold or exchanged pursuant thereto.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid by the Company to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use by the Company.  It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted on the date that it is filed with the Commission unless, within fifteen (15) days after such date, the Company receives notice from the Commission that this application will not be granted.

Should you have any questions on this matter, please contact Richard C. Witzel, Jr. of Skadden, Arps, Slate Meagher & Flom LLP at (312) 407-0784.

Sincerely,

CF INDUSTRIES HOLDINGS, INC.

By:	/s/ Douglas C. Barnard
Douglas C. Barnard
Vice President, General Counsel, and Secretary